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                                                                 Exhibit 16(a)







Securities and Exchange Commission
Washington, D.C. 20549

March 17, 1999

Ladies and Gentlemen:

We were previously principal accountants for Fund American Enterprises Holdings, Inc. and, under the date of February 19, 1999, we intend to report on the consolidated financial statements of Fund American Enterprises Holdings, Inc. and subsidiaries as of and for the years ended December 31, 1998 and 1997. On March 10, 1999 our appointment was terminated. We have read Fund American Enterprises Holdings, Inc.'s statements included under
Item 4 of its Form 8-K dated March 10, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with paragraph two of Item 4 of the Form 8-k.



Very truly yours,

KPMG LLP